

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2014

Via E-mail
Dinara Akzhigitova
Chief Executive Officer
Mirax Corp.
Prospekt 60-letiya Oktyabrya, 18/1, App. 1
Moscow, Russia, 117218

   Re: Mirax Corp.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed April 17, 2014
     File No. 333-193498

Dear Ms. Akzhigitova:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated February 19, 2014. Please revise your filing to include the statement that you "have no plans or intentions to be acquired by an operating company nor do [you] have plans to enter into a change of control or similar transaction or to change [y]our management."

Prospectus Cover Page, page 2

2. We note your response to comment 3 in our letter dated February 19, 2014 and your amended disclosure. Please amend your filing to omit only that information allowed to be omitted by Rule 430 and 430(A) of the Securities Act of 1933. For example, the blank appearing on page 2 is not the type of information allowed to be omitted from your prospectus.

<u>Because Our Sole Officer and Director Will Own 53.85% or More…, page 8</u>

3. We note your response to comment 8 in our letter dated February 19, 2014 and your amended disclosure. Please disclose the fact that as a result of owning more than 50% of your outstanding common stock, your sole owner will have <u>control</u> over the outcome of all corporate transactions.

<u>Use of Proceeds, page 14</u>

4. We note your response to comment 9 in our letter dated February 19, 2014, however, we are unable to locate any revisions in response to this comment. Please amend your filing to disclose the order of priority of each individual use of proceeds in any scenario in which less than all the securities to be offered are sold.

<u>Dilution, page 15</u>

5. You did not satisfactorily provide all of the requested detail as part of your response to prior comment 10 in our letter dated February 19, 2014. As previously requested, please specifically provide in your response the detail on how you arrive at your net tangible book value after the offering for all three scenarios of shares sold. In this regard, you disclose $8,012 of total offering costs on page II-1, but appear to compute net tangible book value after the offering by subtracting $14,906 of offering costs or intangible assets for the scenario where two-thirds of the shares are sold. We also continue to note several mathematical errors within this section. Please specifically provide <u>in your response</u> a reconciliation that supports how you arrive at each of the amounts reflected within the narratives and tables for all three scenarios of shares sold. Please also revise your filing as appropriate.

<u>Management's Discussion and Analysis or Plan of Operation, page 18</u>

6. We note your response to comment 11 in our letter dated February 19, 2014 and your amended disclosure. Please disclose your current rate of negative cash flow per month.

<u>12 Month Plan of Operation, page 20</u>

7. We note your response to comment 12 in our letter dated February 19, 2014, however, we continue to note the reference to "current customers" on page 20.

<u>Use of Proceeds, page 21</u>

8. We note your response to comment 14 in our letter dated February 19, 2014 and your amended disclosure. Please remove the references to "minimum amount of funds" that appear on page 24 and 26 as these references suggest that your offering requires a minimum amount of subscribers.

Summary, page 27

9. We note your response to comment 15 in our letter dated February 19, 2014 and your amended disclosure. Your filing still contains contradictory statements regarding your ability to satisfy cash requirements over the next twelve months. For example, on page 18 you state that you do not believe your cash balance is sufficient to fund your operations for any period of time. Yet on page 27 you state that you believe you can fulfill your cash requirements for the next twelve months. Please revise this section, and throughout your filing, to make your statements consistent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ James Allegretto for

Mara L. Ransom
Assistant Director

cc: John T. Root, Jr.